DEATH BENEFIT ENDORSEMENT

This Endorsement is part of the Contract to which it is attached and is effective upon the Issue Date shown on the Contract Schedule. This Endorsement amends the Contract as follows:

The Death Benefit Amount During the Accumulation Period in the Death Benefit Provision is deleted in its entirety and replaced with the following:

The death benefit will be as described below. The death benefit is determined as of the date due proof of death, Authorized Request for payment, and all other requirements are received at the BMA Service Center.

The amount of the death benefit is the greater of:

     1. The death benefit reset amount described below after adjustments for Purchase Payments, partial withdrawals and any charges made since the last reset date; or

     2. The Contract Value.

The first death benefit reset amount is equal to the initial Purchase Payment. The death benefit reset amount is then re-determined on the last day of each Contract Year prior to your 81st birthday. On these determination dates, the death benefit reset amount is set to be the greater of:

     1. The prior year's death benefit reset amount after adjustments for Purchase Payments, partial withdrawals and any charges made in the past year; or

     2. The Contract Value.

Signed for Business Men's Assurance Company of America.

/s/ Vernon Wirt Voorhees II

Secretary

VA33                                                            (7/98)